SembCorp Industries

02 SEP 17 AM 9:10

Rule 12g3-2(b) File No. 825109

30 August 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

9 Bishan Place #08-00 Junction 8 Singapore 579837

SEMBCORP INDUSTRIES LTD

Wong Heang Fine joins SembCorp Industries as President & CEO of its engineering and construction subsidiary

On October 1, 2002, Wong Heang Fine (44) will join SembCorp Industries' subsidiary - SembCorp Engineers and Constructors (SembE&C) - as its President and CEO.

Heang Fine joins SembCorp Industries from Cathay Organisation Holdings, where he was President and CEO from 1999 to 2002. He led the successful reverse take-over of Sesdaq-listed IMM Multi-Enterprise (IME) and was instrumental in restructuring the cinema and bowling businesses under Cathay and injecting them into IME. Cathay was subsequently taken public in July 1999 via a listing through IME.

Prior to joining Cathay, he was Director of the Infrastructure division at L&M Group Investments (LMGI) for two years where he was responsible for the company's restructuring. LMGI's business operations were diversified into infrastructure and property projects. Before that, he was the Executive Director at Bintan Industrial Estate Management from 1991 to 1996.

"Considering Heang Fine's commercial experience at Cathay Organisation Holdings and his firm grasp of the construction business, he is the ideal person to re-organise our E&C operations to focus more on Design, as well as the Engineering, Procurement and Construction management aspects of the business," said Mr Wong Kok Siew, Deputy Chairman and CEO of SembCorp Industries.

Said Heang Fine: "There are clear opportunities for growth. What will set SembE&C apart from other construction companies and enable it to compete globally will be its ability to leverage its enhanced capability mix to offer value-added services to its clients."

Heang Fine is a Mechanical Engineer (1st Class Honours from the University of Leeds, England) and holds a Masters in Science (Engineering Production & Management from the University of Birmingham, England).

He is married with three children.

- End -

A copy of Heang Fine's photo in JPEG format is available. Please contact SembCorp Industries' Group Corporate Relations.

Media contact:

Ms Rachel Cheah

Group Corporate Relations
DID: (65) 6357 9154
Fax: (65) 6352 2163
Email: rachel.cheah@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 30/08/2002 to the SGX